Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WEB3AISTORE INC.
151-58 24th Rd
Whitestone, NY 11357
https://web3aistore.com/home

Up to $980,000.00 in Common Stock at $10.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: WEB3AISTORE INC.
Address: 151-58 24th Rd, Whitestone, NY 11357
State of Incorporation: NY
Date Incorporated: March 26, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 12,400 shares of Common Stock
Offering Maximum: $980,000.00 | 98,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: As a selected valued Loyalty Member in Web3AIstore, not only are you eligible for 10% additional bonus shares, but you also receive 5,000 free chats for every $500 invested. These chats with 5,500+ AI agents that can be shared with others to tackle tasks and solve industry-specific challenges.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ and receive a $500 gift card to be used on our website.

Tier 2: Invest $1,000+ and receive 10,000 Free Chats

Tier 3: Invest $5,000+ and receive 50,000 Free Chats + 5% bonus shares

Tier 4: Invest $10,000+ and receive 100,000 Free Chats + 10% bonus shares

Tier 5: Invest $20,000+ and receive 200,000 Free Chats + 15% bonus shares

Tier 6: Invest $50,000+ and receive 500,000 Free Chats + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WebAiStore, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Web3AIstore is a pay-per-use AI platform offering over 5,500 industry-specific tools designed to help businesses integrate artificial intelligence into their daily operations. Our platform transforms general-purpose language models into precise, Small Language Models (SLMs) tailored to individual workflows and domain knowledge. By eliminating the high costs, complexity, and technical barriers typically associated with AI adoption, Web3AIstore enables organizations of all sizes to enhance productivity, streamline processes, and scale efficiently. With multilingual support, global accessibility, and an intuitive interface, we position AI as a collaborative tool that enhances—not replaces—human capability.

Business Model

Web3AIstore operates on a flexible pay-per-use model, making AI both scalable and accessible for small businesses, large enterprises, and global teams. Users can purchase credits for services such as custom AI agent development, knowledge base uploads, and enhanced refill packages. Our monetization strategy includes expanding into subscription tiers and offering exclusive features for enterprise clients. The platform supports fiat and cryptocurrency payments in a multitude of countries, enhancing accessibility and ease of use for international users. By allowing companies to integrate their proprietary knowledge into AI workflows, we create recurring value and high user retention.

Intellectual Property

Web3AIstore's proprietary approach to AI customization centers on evolving Large Language Models (LLMs) into highly specialized Small Language Models (SLMs). Our agentic workflow—featuring iterative feedback loops, simulated focus groups, and expert collaboration—sets us apart from static AI systems. The combination of proprietary toolkits, domain-specific refinement processes, and secure integration of customer knowledge bases forms a defensible IP moat. Additionally, our integration with Web3 infrastructure enhances data control and traceability, reinforcing our technological edge in the rapidly evolving AI landscape.

Competitors and Industry

Competitors

Key competitors include OpenAI (ChatGPT Pro), Microsoft Azure AI, Salesforce Einstein, and Writer.com. These platforms primarily rely on zero-shot prompting, delivering generic, one-off results without iterative refinement or deep customization. In contrast, Web3AIstore uses a multi-step agentic workflow that incorporates user feedback and proprietary knowledge, producing context-aware and workflow-integrated outputs. We also offer the ability to evolve outputs over time into Small Language Models (SLMs), delivering long-term improvements in accuracy and relevance. This user-centric, adaptive approach enables a depth of customization unmatched by our competitors.

Industry

Web3AIstore operates within the global Artificial Intelligence (AI) market, which is projected to grow from $184 billion in 2024 to $826.7 billion by 2030. Within this, the AI-as-a-Service (AIaaS) sector—our core focus—is forecasted to reach $16.08 billion in 2024 with a CAGR of 36.1% through 2030. As AI adoption becomes increasingly mainstream, especially among SMBs and emerging markets, the demand for affordable, scalable, and domain-specific solutions is surging. Web3AIstore is uniquely positioned at the intersection of customization, accessibility, and enterprise-grade refinement, offering compelling value across verticals.

Current Stage and Roadmap

Current Stage

Web3AIstore is in the growth stage with over 1,000 active users and a quarterly growth rate of 25% (Q2 - Q3 2024). We are generating revenue, driven by strong demand for our customizable AI solutions. We believe our infrastructure ensures secure, scalable, and high-performance AI experiences. With a solid cash position, and significant capital from founder-funded development, we believe we are well-positioned for sustained growth. Our track record demonstrates product-market fit and strong user engagement.

Future Roadmap

Looking ahead, Web3AIstore aims to expand our user base to over 10,000 businesses within two years, grow our AI tool library to over 10,000 solutions, and reach $10 million in annual recurring revenue.* We plan to introduce subscription-based pricing, enhance multilingual support to include major global languages like French, German, and Portuguese, and deepen Web3 integration for seamless fiat and crypto payments in over 150 countries. Key R&D initiatives include the launch of industry-specific SLMs for healthcare, finance, and legal services, alongside improvements in our feedback loops and real-time expert refinement systems. Our long-term vision is to make AI intuitive, affordable, and seamlessly embedded in every business workflow.

*THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Eric Huang

Eric Huang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Board Member
  Dates of Service: March, 2024 - Present
  Responsibilities: As the founder and CEO of Web3AIstore, Eric is responsible for overseeing the company's strategic direction, product innovation, and operations. His role includes driving growth, managing partnerships, and ensuring the successful execution of our capital-raising efforts on StartEngine. Eric owns 100% of the equity and do not receive cash compensation.

Other business experience in the past three years:

- Employer: TaoCoDao LLC
  Title: CEO
  Dates of Service: June, 2021 - March, 2024
  Responsibilities: As the CEO of Taocodao LLC, he leads the company's strategic direction, overseeing the development of innovative projects and laying the groundwork for Web3AIstore. His role involved managing operations, driving

technological advancements, and fostering partnerships to support business growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $980,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors’ shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Common Stock was formed on March 26, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Web3AiStore has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it’s because you think that Web3AiStore is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself

and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Huang	200,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 98,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 200,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a future minority holder of the underlying securities of the Convertible Notes of this offering, you will be granting your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $57,011.00
  Number of Securities Sold: 51,000
  Use of proceeds: Development of proprietary AI software and algorithms, Purchase of computers and office equipment, Marketing and customer acquisition, General operating expenses
  Date: April 27, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Web3AIstore Inc. is currently funded through $57,011 in owner contributions. With current operating expenses, the company estimates that it can sustain operations for at least 12 months without additional revenue. However, the company is actively planning a crowdfunding campaign to secure additional capital for future expansion.

Foreseeable major expenses based on projections:

The major expenses are expected to be:

Product Development: Continued investment in AI software and algorithm improvements (projected ~$40,000–$60,000 annually).

Marketing & Customer Acquisition: Advertising campaigns and promotions to increase customer base (~$10,000–$25,000 annually).

Operational & Server Costs: Hosting, maintenance, and technical infrastructure to support AI services (~$5,000–$15,000 annually).

Hiring & Personnel: Expansion of the team, including AI engineers and marketing specialists (~$50,000–$100,000 annually, contingent on funding).

Future operational challenges:

The major expenses are expected to be:

Product Development: Continued investment in AI software and algorithm improvements (projected ~$40,000–$60,000 annually).

Marketing & Customer Acquisition: Advertising campaigns and promotions to increase customer base (~$10,000–$25,000 annually).

Operational & Server Costs: Hosting, maintenance, and technical infrastructure to support AI services (~$5,000–$15,000 annually).

Hiring & Personnel: Expansion of the team, including AI engineers and marketing specialists (~$50,000–$100,000 annually, contingent on funding).

Future challenges related to capital resources:

Customer Acquisition & Market Competition: As an AI-powered service provider, the company will need to differentiate its offerings from competitors and sustain customer engagement.

Scalability of AI Infrastructure: Increasing demand may require additional server capacity and optimization, which could result in higher maintenance costs.

Product Development & Adaptability: Rapid changes in AI technology mean continuous improvement and adaptation will be necessary to stay competitive.

Regulatory & Compliance Risks: AI-related services are subject to evolving regulations, particularly in data privacy and intellectual property, which the company will need to monitor closely.

Future milestones and events:

2024-2025: Successful Crowdfunding Campaign

Raise up to $980,000 in investor capital under Regulation CF to expand operations and development.

2025: Expansion of AI Service Offerings

Introduce multilingual support and additional AI customization features to attract a global audience.

2025: Strategic Partnerships & Business Development

Explore collaborations with enterprise clients and technology providers to enhance service offerings and drive higher revenue.

2025-2026: Revenue Growth & Scalability

Increase customer acquisition efforts and achieve self-sustaining revenue streams to reduce reliance on external funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2024, Web3AIstore Inc. has the following capital resources available:

Cash on Hand: $18,513 (Unrestricted operational cash)

Restricted Cash: $81,487 (Held in Chase PLAT BUSINESS CHECKING account to maintain minimum balance requirement)

Shareholder Contributions: $57,011 from Eric Huang (Initial capital investment)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations.

These funds are required to support the expansion of our AI platform, customer acquisition, and operational scaling. Specifically, the funds will be used for:

Product Development: Enhancing AI algorithms and introducing new features, including multilingual support.

Marketing & Customer Acquisition: Expanding outreach efforts to attract new users and increase market penetration.

Infrastructure & Operational Costs: Scaling server capacity and maintaining a reliable AI-powered platform.

Hiring & Team Expansion: Bringing on AI engineers and marketing specialists to accelerate growth.

Without these funds, the company would have limited ability to scale beyond its current capacity and would need to seek alternative funding sources, such as venture capital or additional shareholder contributions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

Of the total funds that our Company has, approximately 94.7% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $980,000.

Current Capital Resources: $57,011 (Founder's contribution)

Planned Crowdfunding Goal: $980,000

Total Potential Capital: $1,037,011

Percentage of Total Funds from Crowdfunding: 94.7% ($980,000 ÷ $1,037,011)

These funds are essential for the company to scale operations, expand product offerings, and execute marketing strategies to drive customer adoption and revenue growth. Without these funds, the company may need to seek alternative financing or significantly reduce its growth trajectory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for approximately 3 months.

This estimate is based on a current monthly burn rate of approximately $5,000, which includes expenses related to:

Product Development & R&D: $2,000 (AI software enhancements, algorithm updates)

Marketing & Customer Acquisition: $1,500 (advertising, promotions)

Operational & Server Costs: $1,000 (hosting, maintenance, infrastructure)

General Administrative Expenses: $500 (business operations, software subscriptions)

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $980,000, we anticipate the Company will be able to operate for approximately 24 months (2 years).

This estimate is based on a projected monthly burn rate of approximately $40,000, which includes expenses related to:

Product Development & R&D: $15,000 (AI software enhancements, new feature development, algorithm updates)

Marketing & Customer Acquisition: $10,000 (advertising, partnerships, promotions)

Operational & Server Costs: $7,000 (cloud hosting, infrastructure maintenance, security)

Hiring & Salaries: $6,000 (expanding the team with AI engineers, marketing specialists, and support staff)

General Administrative Expenses: $2,000 (business operations, legal fees, software subscriptions)

With the full funding goal met, the Company will have sufficient resources to scale operations, invest in growth initiatives, and extend its runway while working toward profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Person: Eric Huang
  Relationship to Company: Chief Executive Officer, Principal Accounting Officer, Board Member
  Nature / amount of interest in the transaction: Eric is the Chief Executive Officer, Principal Accounting Officer, Board

Member and 100% owner of the Company.
Material Terms: As of December 31, 2024, the owner, Eric Huang, owes the company $962,989 in subscription receivables for the purchase of 51,000 shares issued.

Valuation

Pre-Money Valuation: $2,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  25.0%
  We will use these funds for continued development of our AI-powered platform, including: algorithm improvements, adding multilingual support, expanding our AI tool offerings, product testing and feature development.

- Company Employment
  18.0%
  We plan to hire AI engineers, marketing specialists, and customer support staff to scale operations and expand our customer base.

- Marketing & Customer Acquisition
  11.0%
  We will invest in targeted advertising, brand awareness campaigns, and sales outreach to increase adoption of our AI platform.

- Operational & Infrastructure Costs
  10.0%
  This will cover server and cloud hosting fees, software licenses, cybersecurity measures, and infrastructure maintenance required to support platform scalability.

- Working Capital & General Business Operations
  8.0%
  These funds will be used for day-to-day business expenses, office operations, and contingency planning.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We will allocate funds to promote the crowdfunding campaign through targeted digital advertising, influencer partnerships, and PR efforts to reach more investors.

If we raise the over allotment amount of $980,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  30.0%
  We will use these funds for continued development of our AI-powered platform, including: algorithm improvements, adding multilingual support, expanding our AI tool offerings, product testing and feature development.

- Company Employment
  20.0%
  We plan to hire AI engineers, marketing specialists, and customer support staff to scale operations and expand our customer base.

- Marketing & Customer Acquisition
  15.0%
  We will invest in targeted advertising, brand awareness campaigns, and sales outreach to increase adoption of our AI platform.

- Operational & Infrastructure Costs
  12.0%
  This will cover server and cloud hosting fees, software licenses, cybersecurity measures, and infrastructure maintenance required to support platform scalability.

- Working Capital & General Business Operations
  10.0%
  These funds will be used for day-to-day business expenses, office operations, and contingency planning.

- StartEngine Reg CF Campaign Marketing
  5.5%
  We will allocate funds to promote the crowdfunding campaign through targeted digital advertising, influencer partnerships, and PR efforts to reach more investors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://web3aistore.com/home (https://web3aistore.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/web3aistore

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR WEB3AISTORE INC.

[See attached]

Web3AIstore, Inc.
(the “Company”)
a New York Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to December 31, 2024

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Web3AIstore, Inc. Management

We have reviewed the accompanying financial statements of Web3AIstore, Inc. (the Company) which comprise the statement of financial position as of inception through December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 11, 2025

WEB3AISTORE, INC.
STATEMENT OF FINANCIAL POSITION

	Inception through December 31, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	100,000
Accounts Receivable	711
Prepaid Expenses	598
Subscription Receivable	962,989
Total Current Assets	**1,064,298**
Non-Current Assets:	
Fixed Assets - net	2,985
Intangible Assets - net	33,334
Total Non-Current Assets	**36,319**
TOTAL ASSETS	**1,100,617**
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	2,009
Deferred Revenue	803
Accrued Expenses	512
Total Current Liabilities	**3,324**
Total Non-Current Liabilities	**-**
TOTAL LIABILITIES	**3,324**
EQUITY	
Common Stock - 51,000 shares @ $20.00 par value	1,020,000
Less: Discount on Common Stock	-
APIC	81,487
Retained Earnings	(4,194)
TOTAL EQUITY	**1,097,293**
TOTAL LIABILITIES AND EQUITY	**1,100,617**

See Accompanying Notes to these Unaudited Financial Statements

WEB3AISTORE, INC.
STATEMENT OF OPERATIONS

	Inception through December 31, 2024
Revenues	
Revenue	15,726
Gross Profit (Loss)	**15,726**
Operating Expenses	
Advertising and Marketing	4,713
General and Administrative	8,013
Depreciation	527
Amortization	6,667
Total Operating Expenses	**19,920**
Total Loss from Operations	**(4,194)**
Other Income (Expenses)	
Total Other Income (Expenses)	**-**
Net Income (Loss)	**(4,194)**

See Accompanying Notes to these Unaudited Financial Statements

WEB3AISTORE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Balance at Inception	**-**	**-**	**-**	**-**	**-**
Issuance of Common Stock	51,000	1,020,000	-	-	1,020,000
Prior Period Adjustment	-	-	-	-	-
Additional Paid in Capital	-	-	81,487	-	81,487
Net income (loss)	-	-	-	(4,194)	(4,194)
Ending balance at 12/31/24	**51,000**	**1,020,000**	**81,487**	**(4,194)**	**1,097,293**

See Accompanying Notes to these Unaudited Financial Statements

WEB3AISTORE, INC.
STATEMENT OF CASH FLOWS

	Inception through December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(4,194)
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	527
Amortization	6,667
Accounts Receivable	(711)
Prepaid Expenses	(598)
Subscription Receivable	(962,989)
Accounts Payable	2,009
Deferred Revenue	803
Accrued Expenses	512
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(953,780)
Net Cash provided by (used in) Operating Activities	(957,974)
INVESTING ACTIVITIES	
Fixed Assets - net	(3,512)
Intangible Assets - net	(40,001)
Net Cash provided by (used in) Investing Activities	(43,513)
FINANCING ACTIVITIES	
Common Stock - 51,000 shares @ $20.00 par value	1,020,000
APIC	81,487
Net Cash provided by (used in) Financing Activities	1,101,487
Cash at the beginning of the period	-
Net cash increase (decrease) for the period	100,000
Cash at end of period	100,000

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Web3AIstore, Inc ("the Company") was formed in New York on March 26th, 2024 and is headquartered in Queens, New York. The Company earns revenue through its AI-driven platform, which assists businesses in optimizing their operations and workflow by providing access to a wide range of customizable AI tools. The Company's customers are currently located solely in the United States. However, they have plans of expanding their services into the global market.

To further fund its growth and development initiatives, Web3AIstore will be seeking additional capital through a Regulation CF offering in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. A minimum cash balance of $100,000 is required to be maintained in the Company's checking account. The Company had $100,000 in cash and cash equivalents as of December 31, 2024.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but for the Custom AI Agent development customers, there is a delay between the time the customer is invoiced and when payment is received.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company did not deem an allowance was necessary as of December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024
Computers and Office Equipment	5	3,512
Accumulated Depreciation		(527)
Total Fixed Assets, Net		**2,985**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 985 ("ASC 985"), Software to be sold, leased or marketed, for the AI software and algorithms that are marketed to their customers . ASC 985 requires companies to capitalize qualifying software costs, once technology feasibility is achieved, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Capitalized software and algorithms are amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Enhanced Refill Package Sales

The Company generates revenue through a subscription-based model, offering customers access to advanced AI tools and features for a specified period. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to provide continuous access to the AI platform and ensure functionality throughout the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue of $603 for the period ended December 31, 2024 for prepaid subscriptions with remaining performance obligations.

Custom AI Agent Development Services

The Company generates revenue by developing customized AI solutions tailored to customers' specific business needs and requirements. For the typical project lasting 2 to 6 weeks, a downpayment is generally collected at the start of the service, with the remaining balance received upon completion of project milestones. The Company's primary performance obligation is to deliver a functional, customized AI solution based on the agreed project scope. Revenue is recognized as development milestones are met, ensuring incremental fulfillment of performance obligations. Management considers the amount to be nominal and no material modification to the financials are required.

Knowledge Base Upload Services

The Company generates revenue by assisting customers in integrating their data into the AI system. Payments are typically collected upon completion of the service. The Company's primary performance obligation is to ensure the successful integration of customer data, making it accessible and functional within the AI system. Revenue is recognized once the data upload is complete and the integration is successfully executed. The Company deferred revenue of $200 for the period ended December 31, 2024 for prepayments for data integration services with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of development costs and server maintenance expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the owner, Eric Huang, owes the company $962,989 in subscription receivables for the purchase of 51,000 shares issued.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 100,000 common shares, each with a par value of $20.00. As of December 31, 2024, 51,000 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Dissolution: In the event of dissolution, assets will be distributed in the following order: 1) payment of liabilities, 2) return of capital contributions, and 3) remaining funds distributed to Members based on their ownership percentages.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF WEB3AISTORE

AI for work: Unlock AI power for Small Business with Web3

Web3AIstore delivers customizable AI solutions designed to enhance business efficiency and innovation. With a growing user base of over 1,000 active entrepreneur users and a strong quarterly growth rate of 25%, our platform continues to expand. Our AI tool library now features more than 5,500 industry-specific models, empowering businesses with tailored, intelligent solutions.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AI
WEB3 AISTORE

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$10.00 Per Share

MIN INVEST $100

VALUATION $2M

REASONS TO INVEST

A Unique, Hands-On AI Platform Built for SMBs and Global Businesses:

Ready-to-Use Solutions: Web3AIstore delivers plug-and-play AI solutions tailored for small and medium-sized businesses—no hefty setup, no steep learning curve, just powerful, instant tools.

Knowledge-Powered AI: Businesses can integrate internal websites, proprietary data, and team knowledge into their AI, controlling access and automating workflows.

Multilingual Global Reach: Supporting seven of the world's most spoken languages, we empower both local SMBs and multinational teams to adopt AI seamlessly.

Affordable for All Markets: Our low-cost Small Language Models (SLMs) make cutting-edge AI accessible even in developing markets, expanding productivity globally.

Award-Winning Innovation, Proven Leadership, and Self-Evolving Technology:

Recognized Excellence: Winner of the 2025 Corporate LiveWire Innovation & Excellence Award as AI Solutions Provider of the Year, validating our leadership in the AI space.

Leadership: Led by Eric Huang, a business plan competition winner, and supported by a team with deep expertise in AI, UX, and business strategy.

Self-Improving AI: Our AI agents continuously learn through user feedback, domain integration, and iterative refinement—getting smarter and more accurate with every use.

SLM Technology Advantage: By fine-tuning Large Language Models into more efficient Small Language Models, we offer faster, cheaper, domain-specific AI that evolves with user needs.

Market Opportunity with Early Traction

Exploding AI Adoption: The AI solutions market is expected to reach $2.74 trillion by 2032; Web3AIstore is perfectly positioned for this wave with scalable, accessible solutions.

Proven Early Growth: Over 1,000+ active users with a 25% quarterly growth rate (Q2-Q3 2024) show strong early adoption momentum.

Scalable Pay-Per-Use Model: Our flexible pricing model ensures AI is affordable for businesses of all sizes while enabling scalable revenue growth.

TEAM



Eric Huang • Chief Executive Officer, Principal Accounting Officer, Board Member

Eric Huang, Founder and CEO of Web3AIstore, brings over a decade of experience in technology and business innovation. Passionate about AI-driven solutions, he leads the company's mission to make AI accessible, customizable, and impactful for businesses worldwide.

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THE PITCH

Unlock the Power of AI

AI is transforming industries, but traditional AI solutions are expensive, one-size-fits-all, and lack adaptability. Web3AIstore changes that. Our platform provides over 5,500 specialized AI tools, designed to integrate seamlessly with business workflows, allowing companies to refine, customize, and scale AI solutions affordably. With growth, a scalable model, and a growing market, now is the perfect time to invest in the future of AI with Web3AIstore.

Web3AIstore – Unlock the Power of AI for Every Business

Scalable AI Solutions Designed for Real-World Applications

- **5,500+ AI Tools:** Covering diverse business scenarios for all industries
- **Affordable Pay-Per-Use Model:** Start with 200 free chats to explore AI solutions risk-free
- **Multi-Language Support and Global Access**: Available worldwide with support for 7 major languages
- **Intuitive Interface:** Combines traditional UI with chat to guide users seamlessly
- **Self-Learning and Evolution:** AI tools adapt and refine through continuous feedback


Web3AIstore
Self-Learning Evolution
Pay-per-Usage Model
Intuitive Interface
Customizable GPT Models
Multi-Language Support

What Sets Us Apart

Innovative Features for Practical Usability and Real-World Impact

- **Flexible Pay-Per-Use Model:** Lower entry costs with free trials to start, ensuring accessibility
- **Customizable AI Tools:** Users can easily create tailored AI solutions that align with specific needs
- **Multi-Language and Global Access:** Supports fiat currency over 150 countries and cryptocurrency, making it accessible worldwide
- **Self-Learning Abilities:** Fine-tunes large language models based on user interactions, delivering a unique, adaptive experience
- **Collaborative Feedback Integration:** Simulates expert reviews and focus groups to enhance results


Web3AIstore's Distinctive Features
Localized Knowledge Integration
Flexible Pay-Per-Use Model
Collaborative Feedback Integration
Customizable AI Tools
Self-Learning Abilities
Multi-Language and Global Access

- **Localized Knowledge Integration:** Connects with local data sources for solutions that are both highly relevant and industry-specific

Scaling with the Support of Our Community

Growth Through Social Networks and User Referrals

- **1,000+ Active Users with Historical Growth:** A growing user base ready to support funding initiatives
- **Referral-Driven Expansion:** Users leverage social networks to organically grow our community and reach
- **Stable Revenue, Low Variable Costs:** Efficient scalability and profitability support sustainable growth
- **Ideal for Community-Driven Funding:** Our active user base and social network-driven model make us well-suited for funding
- **Focused Use of Funds:** Marketing and technology upgrades will support our mission to become a accelerate our position as a leader in the AI market



Crowdfunding Success Funnel
Active User Base
Referral Expansion
Stable Revenue
Crowdfunding Suitability
Focused Fund Use
AI Market Leadership

Discover Web3AIstore’s Intuitive AI Experience

Guided Navigation for Effortless AI Customization

URL: https://web3aistore.com

1. **Login:** Start with social login, email, or phone number
2. **Language Selection:** Choose from English or 7 other major languages
3. **Objective-Based Tool Matching:** Click on Ask AI,Input your goal, and AI finds the best tools with direct links
4. **Knowledge Base Integration:** Open tools in tabs, updating the knowledge base for personalization
5. **Initial Setup & First Draft:** AI starts with five setup questions, then generates a draft
6. **Refinement Options:** Use interactive functions to refine based on feedback or give direct instructions



Web3AIstore App Walkthrough
01 Login Options
02 Choose Your Language
03 Objective-Based Tool Matching
04 Real-Time Knowledge Base Integration
05 Initial Background Setup
06 First Draft and Iterative Refinement

THE PROBLEM & OUR SOLUTION

The Problem

Adopting AI is costly and complex, requiring significant investment in development, training, and infrastructure. Many existing AI tools generate static, one-time results that fail to adapt to specific industry needs. Businesses need scalable, flexible AI solutions that seamlessly integrate into their workflows while keeping human oversight in decision-making.

Major Barriers in AI Adoption

Tackling Usability, Relevance, and Fair Access in AI Solutions

- **Overly Simple Chat Interfaces:** Current setups leave users unsure where to start
- **Limited Contextual Relevance:** Lacks industry-specific insights and local knowledge
- **Static, One-Shot Responses:** Tools don’t adapt or improve over time
- **Unbalanced Compensation:** Costs and rewards aren’t fairly distributed
- **Lack of Task-Specific Models:** Models aren’t optimized for specialized applications



AI Adoption Barriers
Lack of Fine-Tuning
Overly Simple Interfaces
Unbalanced Compensation
Limited Contextual Relevance
Static Responses

Our Solution

Web3AIstore provides a pay-per-use AI platform that transforms generic AI models into customized, industry-specific tools for businesses. Using iterative refinement, our AI continuously learns, adapts, and integrates user knowledge to enhance accuracy. With a library of 5,500+ AI tools, we deliver scalable, cost-effective solutions tailored to diverse business needs, making AI more accessible and practical than ever.

Web3AIstore’s Adaptive AI Platform

Guided AI Experiences Designed for Usability and Results

- **Easy Goal Setup:** State your objectives, and the AI connects you with the best tools from over 5,500 business-focused models
- **Integrated Knowledge Base:** Build and integrate your knowledge base seamlessly, creating solutions tailored to your needs
- **Iterative Refinement:** After the first draft, AI refines results based on your feedback, plus simulated focus group and expert insights, to ensure the optimal outcome
- **Self-Learning & Improvement:** The AI fine-tunes the large language model (**LLM**) into a small language model (**SLM**), adapting continuously to provide more precise, scenario-specific solutions.
- **Fair Compensation Model:** Pay-per-use pricing fairly distributes costs and rewards among all contributors


Web3AIstore's Adaptive AI Platform
Easy Goal Setup
Integrated Knowledge Base
Iterative Refinement
Self-Learning & Improvement
Fair Compensation Model

Tailored AI Tools That Grow With You

Dynamic, User-Driven Refinement and Customization

- **Guided Tool Selection:** Select your desired category, persona, and task to find the perfect AI tool for your needs
- **Goal-Oriented AI Matching:** Begin by setting your objectives; our AI system identifies and aligns with the best solutions
- **Draft Generation with Knowledge Integration:** Seamlessly incorporate your knowledge base to create an initial draft tailored to your requirements
- **Continuous Improvement Process:** Refine outputs through real-time user input, simulated focus groups, and expert feedback
- **Adaptive Self-Evolution:** AI models adjust with each interaction, enhancing relevance and effectiveness through iterative evaluation


Tailored AI Tools
Adaptive Self-Evolution
Guided Tool Selection
Continuous Improvement
Goal-Oriented AI Matching
Draft Generation

THE MARKET & OUR TRACTION

Market Opportunity

The global AI market is expected to expand from $184B in 2024 to $826.7B by 2030, fueled by the increasing demand for AI Agent as a Service (AaaS)—the leading trend in AI development for 2025. The AaaS sector alone is projected to reach $16.08B in 2024, growing at a CAGR of 36.1%. Businesses worldwide are actively seeking affordable, scalable AI solutions that eliminate the need for costly development and infrastructure.

Expanding Market Opportunity

High Growth Potential Across Industries for Customizable AI Solutions

- **Global AI Market Growth:** Currently valued at $184 billion (2024), with projections reaching $826.7 billion by 2030
- **Demand Across Sectors:** SMEs, startups, agencies, and educational institutions increasingly seek scalable, specialized AI solutions to stay competitive
- **AI-Driven Business Innovation:** Growing adoption in sectors like marketing, finance, and professional services, with a focus on productivity, insights, and automation..


Visualizing AI Market Dynamics
AI-Driven Business Innovation
Global AI Market Growth
Demand Across Sectors

Traction

Web3AIstore has gained early traction with 1,000+ active users and 10,000+ daily interactions, showcasing strong adoption trends. We have surpassed $100K in revenue, driven by offerings such as custom AI development, knowledge base uploads, and enhanced refill packages.

Demonstrating Strong Market Traction

Adoption and Engagement

- **1,000+ Active Users:** engaging in over 10,000 daily interactions
- **5,500+ Customized AI Agents:** supporting diverse scenarios
- **Global Reach:** Operating in multiple languages with notable expansion
- **25% Monthly Growth:** Driven by a strong user referral network


Strong Market Traction
1,000+ Active Users
10,000+ Daily Interactions
4,000+ Customized AI Agents
Global Reach
25% Monthly Growth

Sustainable, Scalable Growth

Aligning Revenue with Real User Engagement

- **Pay-per-Usage Model:** Users pay only for their specific needs, lowering barriers to AI adoption
- **Custom Solutions Up-sell:** Additional revenue generated through tailored AI services for specialized demands
- **Developer Revenue Sharing:** Fair compensation model, incentivizing developer contributions and innovation
- **Optimized Cost Structure:** Low variable costs and aligned pricing ensure profitability with growth
- **Referral Program with Free Chats:** User referrals and initial free chats encourage organic growth and user expansion


Sustainable, Scalable Growth
Developer Revenue Sharing
Fair compensation model incentivizing developer contributions and innovation.
Custom Solutions Upsell
Generates revenue through tailored AI services for specialized demands.
Optimized Cost Structure
Ensures profitability with low variable costs and aligned pricing.
Pay-per-Usage Model
Users pay only for specific needs, reducing AI adoption barriers.
Referral Program
Encourages organic growth and user expansion through referrals.

Testimonials from Happy Clients

1. **Alex Johnson** – "Web3AIstore adapts beautifully to our needs, refining content through AI-driven workflows. A game-changer for our marketing strategy!"
2. **Emma Lee** – "Custom AI tools save me hours each week. The integration with my knowledge base is seamless!"
3. **Lily Anderson** – "Web3AIstore enhances customer engagement strategies with easy customization and accurate results."
4. **Maria Gomez** – "Even for a non-tech-savvy person, it's user-friendly and now an integral part of our workflow!"
5. **Megan R.** – "Custom AI features are intuitive and efficient—a must-have for productivity!"
6. **Jake L.** – "Web3AIstore integrates smoothly into our workflow. Great experience so far!"
7. **Sophia K.** – "Tailored AI solutions with easy navigation. Highly recommended for any business!"
8. **Emily T.** – "AI customization aligns perfectly with our business needs. Web3AIstore made a real difference in our daily operations."

**The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*

Notable Partnerships

- **Potential Expansion** – Actively exploring **industry collaborations** in **AI-driven automation** and **SaaS integrations** to expand our capabilities and market reach.

Leadership Team Experience & Background

Leadership Experience

- **Eric Huang (CEO)** – **Technology strategist & AI entrepreneur**, 20+ years in tech innovation

Diversity of Experience

- Expertise across **AI, blockchain, SaaS, and UX design**
- Founders with **strong business acumen** and **deep technical knowledge**
- Proven ability to **scale and commercialize AI solutions**

Years in the Industry

- **20+ years of combined experience** in AI, blockchain, and business strategy


The Experts Behind Web3AIstore
Unmatched Knowledge and Proven Experience
AI, Blockchain, and UX Design Specialists: Skilled team covering key technical domains
Founders with Decades of Tech Innovation: Leadership rooted in technology and market expansion
Deep Understanding of User Needs and Industry Gaps: Insight into AI's practical applications and user pain points
.
User-Centric Approach: Bridging complex AI tools with accessible, practical solutions
Accelerated Development Using AI: Leveraging AI for rapid, efficient project delivery
Proficient in AI-Driven Marketing and SEO: Strategic use of AI to grow social networks and enhance digital visibility
Team
Technical Expertise
Specialists in AI, blockchain, and UX design ensuring robust solutions.
AI Utilization
Leveraging AI for accelerated development and strategic marketing.
User-Centric Solutions
Bridging complex AI tools with accessible, practical applications.
Leadership Experience
Founders with decades of tech innovation guiding strategic direction.
User Insight
Deep understanding of user needs and industry gaps for tailored solutions.

Intellectual Property

- Proprietary AI models that evolve **LLMs into specialized Small Language Models (SLMs)**
- Unique **iterative refinement workflow**, integrating **human feedback and domain knowledge**

WHY INVEST

Join Us On Our Journey

Web3AIstore is revolutionizing AI adoption with a self-learning, self-improving platform that fine-tunes Large Language Models (LLMs) into Small Language Models (SLMs) for cost-effective, industry-specific solutions. Unlike static AI tools, Web3AIstore integrates over 5,500 AI-driven models, allowing businesses to leverage proprietary knowledge, automate tasks, and refine outputs through iterative learning, expert feedback, and simulated focus groups. With multilingual support in seven major languages, it is ideal for multinational enterprises and global businesses. Our affordable, pay-per-use model makes AI accessible to all markets, including developing regions where SLMs provide low-cost, high-impact AI adoption. With 1,000+ active users and a 25% quarterly growth rate, Web3AIstore is strategically positioned in the growing AI market projected to reach $826.7B by 2030. Now is the time to invest in a platform that empowers businesses to work smarter, scale faster, and compete more effectively.


Join us in making
AI truly accessible!


Recognitions & Milestones
2004
Business Plan
Competition Winner
Recognized for entrepreneurial excellence
AI Model
Development Milestones
Successfully launched 5,500+ tailored AI tools


CorporateLiveWire
INNOVATION
& EXCELLENCE AWARDS
2025 AWARD WINNER

ABOUT

HEADQUARTERS
151-58 24th Rd
Whitestone, NY 11357

WEBSITE
View Site

Web3AIstore delivers customizable AI solutions designed to enhance business efficiency and innovation. With a growing user base of over 1,000 active entrepreneur users and a strong quarterly growth rate of 25%, our platform continues to expand. Our AI tool library now features more than 5,500 industry-specific models, empowering businesses with tailored, intelligent solutions.

TERMS

Web3AIstore

Overview

PRICE PER SHARE
$10

VALUATION
$2M

DEADLINE
Aug. 26, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $980K

Breakdown

MIN INVESTMENT
$100

OFFERING TYPE
Equity

MAX INVESTMENT
$980,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,400

MAX NUMBER OF SHARES OFFERED
98,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,100,617	$0
Cash & Cash Equivalents	$100,000	$0
Accounts Receivable	$711	$0
Short-Term Debt	$3,324	$0
Long-Term Debt	$0	$0
Revenue & Sales	$15,726	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,194	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus: As a selected valued Loyalty Member in Web3AIstore, not only are you eligible for 10% additional bonus shares, but you also receive 5,000 free chats for every $500 invested. These chats with 5,500+ AI agents that can be shared with others to tackle tasks and solve industry-specific challenges.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ and receive a $500 gift card to be used on our website.

Tier 2: Invest $1,000+ and receive 10,000 Free Chats

Tier 3: Invest $5,000+ and receive 50,000 Free Chats + 5% bonus shares

Tier 4: Invest $10,000+ and receive 100,000 Free Chats + 10% bonus shares

Tier 5: Invest $20,000+ and receive 200,000 Free Chats + 15% bonus shares

Tier 6: Invest $50,000+ and receive 500,000 Free Chats + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WebAiStore, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF NEW YORK
DEPARTMENT OF STATE

I hereby certify that the annexed copy for WEB3AISTORE INC., File Number 250502001115 has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on May 02, 2025.

WALTER T. MOSLEY
Secretary of State

BRENDAN C. HUGHES
Executive Deputy Secretary of State

Authentication Number: 100007957410 To Verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at http://ecorp.dos.ny.gov

NEW YORK STATE OF OPPORTUNITY. Division of Corporations, State Records and Uniform Commercial Code

New York State
Department of State
DIVISION OF CORPORATIONS, STATE RECORDS AND UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF

WEB3AISTORE INC.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

WEB3AISTORE INC.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

March 26, 2024

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (….new name….).

Paragraph FOURTH of the Certificate of Incorporation relating to

capital stock is amended.

The corporation is currently authorized to issue 100,000 shares of common stock with a par value of $20.00 per share.This amendment increases the number of authorized common shares from 100,000 to 1,000,000 and reduces the par value from $20.00 to $0.01 per share.The corporation is increasing the number of shares by 900,000. No new classes of stock are being created, and all shares will continue to be common stock with full voting rights. This represents a change in par value and share count equivalent to a 1-to-10 ratio (each $20 par share becomes 2,000 $0.01 par shares).

The paragraph FOURTH

is amended to read in its entirety as follows:

FOURTH: The total number of shares which the corporation shall have authority to issue is 1,000,000 shares of common stock with a par value of $0.01 per share.

Filed with the NYS Department of State on 04/14/2025
Filing Number: 250502001115 DOS ID: 7289584

Paragraph _____________ of the Certificate of Incorporation relating to

____

____

is amended to read in its entirety as follows:

____.

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☐ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☒ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X eric huang
(Signature)

Eric Huang
(Name of Signer)

President
(Title of Signer)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

WEB3AISTORE INC.

(Insert Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name and Mailing Address:

Eric Huang
Name:

WEB3AISTORE INC.
Company, if Applicable:

151-58 24 Road
Mailing Address:

Whitestone, NY 11357
City, State and Zip Code:

NOTES:

1. The name of the corporation and its date of incorporation provided on this certificate must exactly match the records of the Department of State. This information should be verified on the Department of State's website at www.dos.ny.gov.
2. This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores.
3. The Department of State recommends that all documents be prepared under the guidance of an attorney.
4. The certificate must be submitted with a **$60** filing fee.

For Office Use Only

RECEIVED
DIVISION OF
2025 MAY -2 AM 9:04
CORPORATIONS
DEPARTMENT OF STATE

DOS-1554-f (Rev. 03/17)

Filed with the NYS Department of State on 04/14/2025
Filing Number: 250502001115 DOS ID: 7289584